UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)*

                    Under the Securities Exchange Act of 1934

                                    TSR, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   872885-10-8
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                                 (CUSIP Number)

                                Steven A. Fishman
                                Battle Fowler LLP
                               75 East 55th Street
                            New York, New York 10022
                                 (212) 856-7060
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                January 30, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


683930.1

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CUSIP No. 872885-10-8                                  SCHEDULE 13D
--------------------------------------------


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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Joseph F. Hughes
                      ###-##-####
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                 (b) / /
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3         SEC USE ONLY
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4         SOURCE OF FUNDS*
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)  / /
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
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           7        SOLE VOTING POWER
                                           1,772,400
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
          8                  SHARED VOTING POWER
                                               0
          9                  SOLE DISPOSITIVE POWER
                                  1,772,400
          10                 SHARED DISPOSITIVE POWER
                                               0
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,043,328
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            / /
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               34.1%
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14        TYPE OF REPORTING PERSON*
          IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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CUSIP No. 872885-10-8                                  SCHEDULE 13D
--------------------------------------------


                  This Amendment No.1 ("Amendment No. 1") to Schedule 13D, which is filed pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), amends and supplements the original Schedule 13D, dated May 28, 1996 (the "Original
Schedule 13D"), which was filed with the Securities and Exchange Commission (the "SEC") on June 3, 1996 on behalf of Joseph F. Hughes with respect to the ownership of common stock, $0.01 par value ("Common Stock"), of TSR, Inc., a Delaware corporation. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.           Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

                  On January 30, 1998, Mr. Hughes disposed of 500,000 shares of Common Stock for personal investment purposes.


Item 5.           Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

         (a) After (1) a two-for-one stock split on November 14, 1996, (2) a two-for-one stock split on November 17, 1997, and (3) the abovementioned January 1998 sale of 500,000 shares, the aggregate number of shares of Common Stock of which Mr. Hughes is considered the beneficial owner for purposes of Section 13(d) of the Exchange Act is 2,043,328, representing 34.1% of the total amount outstanding of 5,988,276.

         (b) Mr. Hughes has sole power to vote and sole power to dispose of 1,772,400 shares. Mrs. Winifred Hughes, his wife, has sole power to vote and sole power to dispose of 270,928 shares. Mr. Hughes disclaims beneficial ownership of said 270,928 shares.

         (c) Each purchase or sale of shares of Common Stock by Mr. Hughes during the past sixty days is presented below.

                                                    SHARES SOLD

                        Number of                     Per Share
 Date                   Shares                        Price
1/30/98                 500,000                       $16.00

                  The foregoing transaction was effected through a privately negotiated sale.


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CUSIP No. 872885-10-8                                  SCHEDULE 13D
--------------------------------------------




                  (d)      Not Applicable.

                  (e)      Not Applicable.


683930.1

                                                     SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.






Dated:   February 13, 1998



                                               /s/ Joseph F. Hughes
                                               Joseph F. Hughes

683930.1